Exhibit 3.1
TALEND

Société anonyme (French public limited company) with capital of € 2,529,007.92
Registered office: 5-7 Rue Salomon de Rothschild – 92150 Suresnes
484 175 252 R.C.S. (Trade and Companies Register) Nanterre

BYLAWS

UPDATED ON AUGUST 25, 2020

Copy certified by a Deputy Managing Director

Emilie Trailin

TITLE I

Form - Purpose - Company name - Registered Office - Duration

Article 1 Form

Talend (hereafter the "Company") was established as a société par actions simplifiée then changed into a société anonyme on the decision of the shareholders on April 14, 2006. The Company is governed by the provisions of Book II of the French Commercial Code and by these bylaws (the "Bylaws").

Article 2 Name

The name of the Company is:
TALEND

All the deeds and documents issued by the Company to third parties, in particular, the letters, invoices, notices and various publications, must show the company name immediately and legibly preceded or followed by the words "Société Anonyme" or the initials "S.A.", the statement of share capital and the registration number in the Trade and Companies Register.

Article 3 Purpose

The Company's purpose, either directly or indirectly, in particular through the intermediary of subsidiaries or holdings, in France and abroad, is:

–the development, research, production, marketing, purchase, sale, rental, after-sales support of software and/or IT equipment;
–the supply and sale of user services including in particular training, demonstration, methodology, rollout and use;
–the supply and sale of IT resources whether combined or not with software or service delivery.

The Company's purpose is also:

–the creation, acquisition, rental, lease-management of all business assets or facilities, lease, installation, operation of all establishments;
–the acquisition, use or sale of all intellectual or industrial property rights as well as any expertise in the field of information technology;
–and, more generally, investing in any enterprise or company created or to-be-created as well as carrying out any legal, economic, financial, industrial, civil and commercial transactions, whether in movable property or real estate, directly or indirectly relating, in whole or in part, to the aforementioned purpose or to other similar or related purposes.

Article 4 Registered Office - branches

The registered office is located at:

5-7 Rue Salomon de Rothschild
92150 Suresnes

It may be transferred to any other location in the French territory upon decision of the Board of Directors, subject to ratification by the next General Meeting, and in any other location by decision of an Extraordinary General Meeting.

The Board of Directors may create agencies, factories and branches wherever it deems useful.

Article 5 Duration

The duration of the Company is set at ninety-nine (99) years, starting from its first registration in the Trade and Companies Register, except in the case of extension or early dissolution decided by shareholders.

TITLE II

Share capital - Shares

Article 6 Share Capital

The share capital is set at € 2,529,007.92.

It is divided into 31,612,599 ordinary shares with a par value of € 0.08 per share, fully paid up and all of the same class.

Article 7 Change in the share capital

The share capital may be increased, reduced or amortized under the conditions set by law.

Article 8 Payment of shares

The shares are issued and paid up under the conditions set by law.

Capital calls and the date on which the corresponding sums must be paid are disclosed to shareholders at least 15 days before the date set for each payment by registered letter with acknowledgment of receipt, addressed to the shareholders or by a notice in a legal announcements newspaper published where the registered office is located.

The shareholder who does not make the requested additional payments for the shares on their due date is legally and without any other formality liable to the Company for late interest calculated daily from the due date at the legal rate.

The Company has the right, in order to obtain the payment of these amounts, of enforcement and penalties as provided by law.

Article 9 Type of Shares

Fully paid-up shares may be held in nominative or bearer form, at the shareholder’s request, subject, nonetheless, to the legal provisions relating to the form of the shares held by certain natural or legal persons. Shares that are not fully paid-up must be held in nominative form.

Shares must be registered in an account in accordance with the terms and conditions provided for by the current legal and regulatory provisions.

Ownership of shares delivered in nominative form results from them being recorded in the share register.

Article 10 Transfer of Shares – Identification of the bearer of shares

10.1 Shares are freely transferable by transfer between accounts, in accordance with the current legal and regulatory provisions.

10.2 Furthermore, the Company has the right to request, in accordance with current legal and regulatory provisions, at any time and at its own expense, from any authorized body, the name, or corporate name in the case of legal persons, nationality and address of the holders of securities conferring immediate or future voting rights in its own Shareholders' Meetings, as well as the number of securities held by each of them and any restrictions on these securities.

Article 11 Rights and Obligations Governing Shares

Shares will be indivisible with respect to the Company.

Multiple holders of undivided interests in shares will be represented at General Meetings by one of them or by a single agent; in the event of disagreement, the agent will be designated by a court of law at the request of the co-owner who acts first.

Each share entitles its holder to one vote at General Meetings of shareholders.

As a result of the reverse share split approved by the Combined Shareholders’ Meeting of 1 June 2016, and until the expiry of a period of two (2) years following the start date for reverse split transactions as set by the reverse share split notice published by the Company in the BALO (Bulletin des Annonces Légales et Obligatoires) pursuant to the resolutions adopted by the Combined Shareholders’ Meeting of 1 June 2016, any shares that are not grouped (former shares with a par value of €0.01 each), will each give the holder the right to one (1) vote and any grouped shares with a par value of €0.08 each, will each give the holder the right to eight (8) votes, such that the number of votes attached to the shares will be proportional to the share of the capital that they represent.

The right to vote is held by the usufruct shareholder in Ordinary General Meetings and by the bare owner in Extraordinary General Meetings. Shareholders may, however, agree to allocate voting rights in a different manner at General Meetings, provided that the usufruct shareholder is not deprived of the right to vote on decisions concerning profits; in this case, they must bring their agreement to the Company's attention by registered letter with a notice of receipt sent to the registered office. The Company will be required to respect the above agreement for any General Meeting held at least five days after receipt of the notice of that agreement.

Even deprived of the voting right, the bare-owner of the shares will always have the right to participate in General Meetings.

Each share entitles the holder thereof to a proportionate ownership right in the profits of the Company and in the proceeds after liquidation equal to the pro rata portion of the registered capital represented by such share.

Ownership of a share automatically entails compliance with the Company's Bylaws and with resolutions duly adopted by the General Meeting of shareholders.

Whenever it is necessary to own several shares in order to exercise any right, the owners of isolated shares or a number of shares less than the required number may exercise those rights only on the condition that they personally see to the pooling and, possibly, the purchase or sale of the necessary number of shares.

TITLE III

Company Management

Article 12 Board of Directors

The Company is managed by a Board of Directors composed of a minimum of three members and a maximum of twelve members.

The directors shall be appointed by the Ordinary General Meeting of shareholders.

Article 13 Appointment and Revocation of Directors

The directors' term of office is three (3) years. A director's duties end at the conclusion of the general meeting that approved the financial statements of the past year that is held in the current year in which the term of the said director expires.

Directors may be reappointed and they may be revoked at any time by decision of the Ordinary General Meeting of shareholders.

If a director seat becomes empty between two General Meetings, the Board of Directors may, in compliance with applicable laws and regulations, make temporary appointments. A director appointed to replace another holds the office only for the time remaining in the term of his or her predecessor.
Appointments of directors made by the Board of Directors are subject to the approval of the next Ordinary General Meeting. When there is no ratification, the rulings and the acts carried out previously by the Board still remain valid.

A person more than 70 years old cannot be appointed director if their appointment brings the number of Board members over 70 years old to more than one third.

If this limit is reached, the oldest director shall be considered as resigning at the end of the meeting of the Annual Ordinary General Meeting ruling on the financial statements of the previous year held in the current year in which this one-third limit has been reached.

Article 14 Organization and Deliberations of the Board of Directors

1) Board meetings

The Board of Directors meets as often as required in the interest of the Company.

Directors are called to attend Board meetings by the Chairman. In addition, Directors representing at least one-third of the Board members may validly call a Board meeting if no such meeting has been held for more than two months.

Meetings of the Board of Directors are held at the registered office of the Company or at any other place.
Advance notice for calling directors to the meetings of the Board of Directors is at least five (5) working days on first call and twenty-four (24) hours on second call, except, for these two cases, when the directors would all be present or represented.

The calls for meeting may be made by any means of written communication including by simple postal or electronic mail.

2) Quorum

A meeting of the Board of Directors is considered valid when at least half of its members are present.

3) Deliberations

Decisions of the Board of Directors are made on the majority of the votes of participating members, present or represented. Decisions are binding on all members of the Board of Directors, even those absent or dissenting.

4) Meeting minutes

The meetings of the Board of Directors are documented in minutes prepared in a special register that is numbered, initialed and held in the registered office of the Company, in compliance with regulatory provisions.

5) Representation

Any director may be represented by another director at a meeting of the Board by means of a written proxy.

Each director can only have, during the same meeting, one single proxy received in application of the previous sub-paragraph.

These provisions are applicable to the permanent representatives of legal persons who are directors.

6) Confidentiality

Any and all directors or any person called to the meetings of the Board are held to confidentiality with respect to the information presenting a confidential character and data considered as such by the Chairman of the Board.

Article 15 Powers of the Board of Directors – Committees

1) Powers

The Board of Directors shall determine the focuses of the activity of the Company and oversee their implementation. Subject to the powers expressly granted to shareholders' meetings and limited to the Company's purpose, the Board of Directors deliberates on all matters concerning the operation of the Company's activities and rules on all affairs over which it has authority. Decisions falling within the scope of the Board of Directors' own powers referred to in Article L.225-37 of the French Commercial Code may be taken by written consultation of the directors.

In its relations with third parties, the Company is committed even by the actions of the Board of Directors that are not within the scope of the Company's purpose, unless it can prove that the third-party knew that the action exceeded this purpose or that it could not be unaware of it in view of the circumstances, and mere publication of the Bylaws shall not be sufficient proof thereof.

The Board of Directors shall carry out the controls and verifications that it deems necessary. The Chairman or the Chief Executive Officer shall provide each director with all of the documents and information necessary to carry out their mission.

2) Committees

The Board may decide to create committees charged with studying the issues that itself or its Chairman submits to them for their examination and advisement. The Board shall determine the composition and the responsibilities of the committees that conduct their activity under its responsibility. It shall set the compensation of the people who compose them.

Article 16 Executive Management

1) Chairman of the Board of Directors

The Board of Directors shall choose from among its members a Chairman who must be a physical person, otherwise the appointment is null and void. It shall determine his or her compensation in the conditions set by law.

The Chairman shall be appointed for a term that cannot exceed that of his or her director's term. He or she may be reappointed.

The Board of Directors may revoke the Chairman at any time.

The Chairman of the Board cannot be more than 70 years old. If the Chairman reaches this age limit during his or her term as Chairman, he or she is deemed to have resigned automatically from office. The term office is extended however until the next meeting of the Board of Directors during which the successor will be appointed.

In the case of temporary unavailability or death of the Chairman, the Board of Directors may appoint a director for the functions of the Chairman.

In the case of temporary unavailability, this appointment is made for a limited amount of time. It is renewable. In the case of death, it is valid until the election of the new Chairman.

The Chairman of the Board of Directors shall organize and manage its work, which is reported to the General Meeting. It shall oversee the proper functioning of the Company's management bodies and ensures, in particular, that the directors are able to carry out their mission.

2) Executive Management

Executive management of the Company shall be assumed, under its responsibility, by the Chairman of the Board of Directors, or by another physical person appointed by the Board of Directors and bearing the title of Chief Executive Officer.

The Board must choose between the two forms of exercising executive management at all times and, at least, each time the term of Chief Executive Officer expires or that of the Chairman of the Board of Directors when he or she also assumes the executive management of the Company.

Shareholders and third parties shall be informed of this choice in the conditions defined by decree.
The final decision of the Board of Directors on the choice of the form of exercising executive management shall be carried out based on the majority of the votes of the participating members, present or represented.

When the executive management of the Company is assumed by the Chairman of the Board of Directors, the provisions in the Bylaws relating to the Chief Executive Officer are applicable to him or her.

3) Chief Executive Officer

The Chief Executive Officer is empowered with the most extensive powers to act in all circumstances in the name of the Company. He or she shall exercise those powers within the limits of the Company's purpose and subject to those expressly granted by law to shareholders' meetings and to the Board of Directors.

The Chief Executive Officer represents the Company in its relations with third parties. The Company is committed even by the actions of the Chief Executive Officer that are not part of the Company's purpose, unless the Company proves that the third party knew that the action exceeded this purpose or could not be unaware of it in view of the circumstances, and mere publication of the Bylaws shall not be sufficient proof thereof.

The provisions in the Bylaws or the decisions of the Board of Directors limiting the powers of the Chief Executive Officer are unenforceable against third parties.

The Chief Executive Officer can delegate the powers belonging to him or her by law or the Bylaws or that are delegated to him or her by the Board of Directors or the shareholders.

The Board of Directors determines the compensation of the Chief Executive Officer in the conditions set by law.

The Chief Executive Officer cannot be more than 70 years old. When a Chief Executive Officer reaches this age limit during their term of office, he or she is deemed to have resigned automatically from office. The term of office is extended however until the next meeting of the Board of Directors in which the successor will be appointed. Subject to this provision, the Chief Executive Officer may be re-appointed.

4) Delegate Chief Executive Officers

On proposal of the Chief Executive Officer, the Board of Directors may grant authority to one or more physical persons to assist the Chief Executive Officer with the title of Delegate Chief Executive Officer. The Delegate Chief Executive Officer(s) may be revoked at any time by the Board of Directors on proposal of the Chief Executive Officer.

As approved by the Chief Executive Officer, the Board will determine the extent and the duration of the powers given to the Delegate Chief Executive Officer. The Board shall determine his or her compensation in the conditions set by law.

With respect to third parties, the Delegate Chief Executive Officers have the same powers as the Chief Executive Officer; in particular the Delegate Chief Executive Officers can take part in legal proceedings.
A Delegate Chief Executive Officer cannot be more than 70 years old. When a Delegate Chief Executive Officer reaches this age, he or she is deemed to have resigned automatically from office. The term of office is extended however until the next meeting of the Board of Directors during which a new Delegate Chief Executive Officer will be appointed.

There cannot be more than five (5) Delegate Chief Executive Officers.

Article 17 Compensation of Directors

The General Meeting can allocate a fixed annual amount to the directors, as compensation for their activity. The General Meeting will determine this amount without being bound by previous decisions.

The Board of Directors shall freely distribute among its members the overall amounts allocated to the directors.

The Board of Directors may allocate exceptional compensation for missions or mandates granted to directors in the conditions specified by law.

The directors bound to the Company by an employment contract can receive compensation for said contract in the conditions specified by law.

The Board of Directors can authorize reimbursement of travel and movement fees and for expenses incurred by directors in the interest of the Company.

TITLE IV

Audits of the Company's Financial Statements

Article 18 Appointment of the Statutory Auditors – Incompatibility

One or more principal and alternate Statutory Auditors must be appointed pursuant to the current legal and regulatory provisions.

The Statutory Auditors are appointed for six (6) financial periods by the Ordinary General Meeting and their duties expire after the Ordinary General Meeting deliberating on the financial statements of the sixth financial period.

Article 19 Duties of the Statutory Auditors

The Statutory Auditors have the duties and powers granted to them by the applicable laws and regulations.

The Statutory Auditors can, at any time of the year, carry out the audits or controls that they deem necessary.

The compensation of the Statutory Auditors is determined according to procedures set by applicable regulations.

They must be invited to all shareholders' meetings as well as all meetings of the Board of Directors in which the annual or intermediate financial statements are examined or approved.

TITLE V

General Meetings

Article 20 General Meetings

General Meetings are convened and held in the conditions set by law.

When the Company wants to make a call for meeting using electronic telecommunication instead of a postal invitation, it must first obtain the agreement of the interested shareholders who will provide their electronic addresses.

Meetings will take place at the registered office or in any other place specified in the meeting invitation.

The right to participate in General Meetings is governed by current legal and regulatory provisions and, notably, is subject to the shares being registered in the name of the shareholder or the intermediary registered on his or her behalf, on the second (2nd) business day prior to the General Meeting, at midnight (00:00) Paris time, either in the registered share accounts held by the Company, or in the bearer share accounts held by the authorized intermediary.

A shareholder who is unable to personally attend the meeting may choose one of the three following options, to:

–give a proxy to another shareholder or to their spouse, or partner with whom they have a civil solidarity pact; or
–vote by mail; or
–send a proxy to the Company without indicating a representative;

in the conditions allowed by law and regulations.

The Board of Directors can organize, in the conditions specified by applicable laws and regulations, participation and voting of shareholders at meetings by videoconferencing or by other telecommunication means that allow their identification. If the Board of Directors decides to exercise this option for a given meeting, this decision of the Board shall be reported in the meeting notice and/or invitation. Shareholders who take part in meetings by videoconferencing or by any other telecommunication means mentioned above, depending on the choice of the Board of Directors, are deemed to be present with respect to quorum and majority.

The meetings are chaired by the Chairman of the Board of Directors, or when absent, by the Chief Executive Officer, by a Delegate Chief Executive Officer who is a director, or by a director specially appointed for this purpose by the Board. Otherwise, the Meeting itself will choose its Chairman.

The observers' duties are filled by the two members of the meeting who are present, who accept these duties and who have the greatest number of votes. The office will designate the Secretary, who may be chosen outside of the shareholders.

An attendance sheet will be kept in the conditions specified by law.

The general shareholders' meeting, whether ordinary, extraordinary or special, whether it is held on first or second convocation, validly deliberates only if the shareholders present or represented own at least 33 1/3 of the voting shares.

The deliberations of the Ordinary General Meeting are approved on the majority of votes cast by the shareholders present or represented.

The deliberations of the Extraordinary General Meeting are approved by a two-thirds majority of the votes cast by the shareholders present or represented.

Copies or extracts of meeting minutes are validly certified by the Chairman of the Board of Directors, by a director exercising the functions of Chief Executive Officer or by the meeting Secretary.

Ordinary and Extraordinary General Meetings exercise their respective powers in the conditions specified by law.

TITLE VI

Company Performance

Article 21 Financial Year

Each financial period lasts one year, starting on January 1 and ending on December 31.

Article 22 Profits - Legal Reserve

At least five per cent (5%) of the profits of the financial period, minus any prior losses, must be withheld and assigned to the creation of a reserve fund called the "legal reserve". This withholding no longer applies when the amount of the legal reserve reaches one-tenth of the share capital.

The distributable profit is made up of the profits of the financial period minus any prior losses and the withholding mentioned in the previous paragraph and increased by the retained earnings.

Article 23 Dividends

If the financial statements of the period, approved by the General Meeting, show the existence of a distributable profit, the General Meeting shall recognize it in one or more reserve items whose allocation or use it governs, carry it forward or distribute it in the form of dividends.

After having recognized the existence of reserves that it has at its disposal, the General Meeting may decide to distribute amounts taken from these reserves. In this case, the decision shall expressly indicate the reserve items from which these distributions shall be taken. However, the dividends shall be taken in priority from the distributable profits of the financial period.

The procedures for paying the dividends shall be set by the General Meeting or otherwise by the Board of Directors.

However, the payment of dividends must be made within a maximum time of nine (9) months after the close of the financial period.

The General Meeting deliberating on the financial statements of the financial period can give to each shareholder, for all or part of the dividend being distributed, the option of payment either in cash or in shares.

Likewise, the Ordinary General Meeting, deliberating in the conditions specified in Article L. 232-12 of the French Commercial Code, can give each shareholder a partial dividend payment and for all or part of the said partial dividend payment, the option of payment either in cash or in shares.

The offer for payment in shares, the price and the conditions for issuing the shares as well as the request for payment in shares and the conditions for carrying out the capital increase are governed by applicable laws and regulations.

When a balance sheet prepared during or at the end of the financial period and certified as compliant by the Statutory Auditor or Auditors shows that the Company, since the close of the previous financial period, after creation of the necessary amortizations and provisions and minus any prior losses as well as the amounts to place in reserves in application of the law or the Bylaws and taking into account the retained earnings, has made a profit, the Board of Directors may decide to distribute partial dividend payments before the approval of the financial statements of the period and set the amount and the date of the allocation. The amount of these partial payments cannot exceed the amount of the profit defined in this sub-paragraph. In this case, the Board of Directors cannot make use of the option described in the sub-paragraphs above.

TITLE VII

Dissolution - Liquidation

Article 24 Early Dissolution

The Extraordinary General Meeting can declare the early dissolution of the Company at any time.

Article 25 Loss of Half of the Share Capital

If, due to losses shown in the accounting documents, the shareholders' equity becomes less than half of the Company’s share capital, the Board of Directors must, within four months of the approval of the financial statements showing this loss, convene an Extraordinary General Meeting to decide whether there should be early dissolution of the Company.

If dissolution is not declared, the capital must, at the latest by the close of the second financial year following the one in which the losses were recorded, and subject to laws relating to the minimum capital of corporations, be reduced by an amount at least equal to the losses that were not charged against the reserves, if within this period the shareholders' equity has not been restored up to a value of at least half of the share capital.

If there is no General Meeting, for example, if the meeting is not able to validly deliberate, any interested party may petition the courts for the dissolution of the Company.

Article 26 Effects of the Dissolution

The Company is considered in liquidation immediately upon dissolution regardless of the cause. It remains a legal person for the purposes of liquidation until the closing of the liquidation.

Throughout the liquidation, the General Meeting holds the same powers that it had while the Company was in existence.

Shares may be traded until the closing of the liquidation.

The dissolution of the Company has no impact on third parties until the date on which it is published in the Trade and Companies Register.

Article 27 Appointment of Liquidators - Powers

Upon expiration of the duration of the Company or in the case of early dissolution, the General Meeting shall determine the procedure for liquidation and appoint one or more liquidators whose powers it will determine and who will carry out their duties pursuant to applicable laws. When the liquidators are appointed, the duties of the directors, Chairman, Chief Executive Officer and Delegate Chief Executive Officers automatically end.

Article 28 Liquidation - Closing

After settling the liabilities, the balance of the assets is firstly used to repay to shareholders the amount of the non-amortized paid-up share capital.

Any surplus is split between all the shares.

The shareholders are called to meet at the end of liquidation to rule upon the final account, on the final discharge of the management of the liquidators and the discharge of their mandate, and to record the closing of the liquidation.

The closing of the liquidation will be published in accordance with applicable laws.

TITLE VIII

Notices - Disputes

Article 29 Notices

All notices stipulated in the Bylaws will be made by certified mail with request for proof of delivery or by extra-judicial document. At the same time, a copy of the notice must be sent to its recipient by regular mail.

Article 30 Disputes

Any and all disputes that could arise during the lifetime of the Company or during its liquidation, whether between the shareholders and the Company, or between the shareholders themselves, concerning the Company business, the interpretation or the execution of the Bylaws, are subject to the jurisdiction of the competent courts.

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